UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 39)*

Consolidated Capital Institutional Properties, LP
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101

with a copy to:

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5396
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,648.05 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

152,648.05 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,648.05 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,648.05 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

152,648.05 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,648.05 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: Apartment Investment and Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,648.05 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

152,648.05 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,648.05 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,572.4 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

50,572.4 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,572.4 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.41%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO/IPT, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		50,572.4 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

50,572.4 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,572.4 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.41%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: Cooper River Properties, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,365.6 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

11,365.6 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,365.6 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.71%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: Reedy River Properties, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,832.5 Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

28,832.5 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,832.5 Units

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.49%

14.	TYPE OF REPORTING PERSON

OO

     This Amendment No. 39 (this “Amendment”) amends the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following information:
     On September 13, 2010, Consolidated Capital Institutional Properties, LP, a Delaware limited partnership (the “Partnership”) entered into an agreement and plan of merger (the “Merger Agreement”) with AIMCO Properties and AIMCO CCIP Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), pursuant to which the Merger Subsidiary will be merged with and into the Partnership, with the Partnership as the surviving entity.
     In the merger, each Series A Unit of the Partnership outstanding immediately prior to the consummation of the merger, except those held by limited partners who perfect their appraisal rights pursuant to the Merger Agreement, will be converted into the right to receive either $4.31 per unit in cash or $4.31 in units of limited partnership interest in AIMCO Properties. In the merger, AIMCO Properties’ interest in the Merger Subsidiary will be converted into Series A Units of the Partnership. As a result, after the merger, AIMCO Properties will be the sole limited partner of the Partnership and will own all outstanding Series A Units.
     Completion of the merger is subject to certain conditions, including approval by a majority in interest of the limited partners holding Series A Units. AIMCO Properties and its affiliates own approximately 76.7% of the outstanding Series A Units and have indicated that they intend to take action by written consent to approve the merger.
     The Merger Agreement may be terminated and the merger may be abandoned at any time prior to consummation of the merger by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger will be consummated.
Item 7. Material to Be Filed as Exhibits
The following is filed herewith as an Exhibit to this Statement:
Exhibit 7.1	Agreement of Joint Filing, dated October 28, 2010

Exhibit 7.2	Agreement and Plan of Merger, dated September 13, 2010 (Exhibit 10.1 to Consolidated Capital Institutional Properties, LP’s Preliminary Report on Form 8-K dated September 13, 2010 is incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 28, 2010

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC.
       (General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By: AIMCO/IPT, INC.
       (General Partner)

AIMCO/IPT, INC.

COOPER RIVER PROPERTIES, L.L.C.

REEDY RIVER PROPERTIES, L.L.C.

By:	/s/ Derek McCandless
	Name:	Derek McCandless
	Title:	Authorized Signatory

[Signature Page — Schedule 13D/A]

EXHIBIT 7.1
AGREEMENT OF JOINT FILING
     The parties listed below agree that the Amendment No. 39 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: October 28, 2010

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC.
       (General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By: AIMCO/IPT INC.
       (General Partner)

AIMCO/IPT INC.

COOPER RIVER PROPERTIES, L.L.C.

REEDY RIVER PROPERTIES, L.L.C.

By:	/s/ Derek McCandless
	Name:	Derek McCandless
	Title:	Authorized Signatory